UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2019

Commission File No.: 001-37947

Hunter Maritime Acquisition Corp.

Tower A, WangXin Building

28 Xiaoyun Rd

Chaoyang District, Beijing, 100027

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Submission of Matters to a Vote of Security Holders.

Hunter Maritime Acquisition Corp. (the “Company”) held its Annual Meeting of Stockholders (the “Annual Meeting”) on April 23, 2019, Beijing, China time.  Summarized below are the results of the matters voted on at the Annual Meeting:

Matters Voted On	For	Against	Abstain	Broker Non Votes
Election of five directors in to serve on the Board of Directors of the Company:
Huanxiang Li	112,146,577	0	0	0
Jia Sheng	112,146,577	0	0	0
David X. Li	112,146,577	0	0	0
Tao Yang	112,146,577	0	0	0
Kevin C. Wei	112,146,577	0	0	0
Name change of the Company from Hunter Maritime Acquisition Corp. to NCF Wealth Holdings Limited	112,146,577	0	0	0

As a result of the voting at the Annual Meeting, each of the nominees for director named above was elected and each of the proposals described above was approved by the Company’s stockholders.

Other Events

On April 23, 2019, the Company issued a press release announcing the results of the Annual Meeting. A copy of the press release is filed as Exhibit 99.1 hereto.

Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description

99.1	Press Release dated April 23, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 23, 2019

HUNTER MARITIME ACQUISITION CORP.

By:	/s/ Jia Sheng
Name: Jia Sheng
Title: Chief Executive Officer

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